February 5, 2016	Suite 2200 1201 Third Avenue Seattle, WA 98101-3045 Marcus Williams (206) 757-8170 tel (206) 757-7700 fax MarcusWilliams@dwt.com
Filed via EDGAR

John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC  20549

RE:	Willamette Valley Vineyards, Inc. Registration Statement on Form S-3 Filed December 23, 2015 SEC File No. 333-208715

Dear Mr. Reynolds:

This firm represents Willamette Valley Vineyards, Inc., an Oregon corporation (“WVVI”), in connection with the above-referenced universal shelf registration statement. This letter replies to verbal comments received from Hilary Daniels of your office on this date.

The Registrant hereby undertakes to provide on the cover page of a prospectus supplement to be filed pursuant to Rule 424(b) a computation of the aggregate market value of the Registrant’s outstanding voting and nonvoting common equity pursuant to General Instruction I.B.6 and the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. The Registrant proposes that such disclosure would read as follows:

During the twelve (12) calendar month period ending on and including the date hereof, the amount of securities offered pursuant to General Instruction I.B.6 of Form S-3 is $6,000,000. Based upon the aggregate value of the Registrant’s voting and nonvoting common equity as of the date hereof, which is $[•], the amount of securities to be sold pursuant to this prospectus supplement may not exceed $[•].

The Registrant further acknowledges that shares of Series A Redeemable Preferred Stock sold between August and December 2015, would be excluded from the calculation of “voting and nonvoting common equity” by virtue of its status as preferred stock. The Registrant respectfully requests the Staff’s acknowledgement that this disclosure will satisfy the requirements of General Instruction I.B.6. If you have any further questions regarding this matter, please do not hesitate to call me at me at (206) 757-8170.

Sincerely,

Davis Wright Tremaine LLP

/S/  Marcus Williams

cc:           James Bernau, Willamette Valley Vineyards, Inc.